                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
           SECTION 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
          FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws it election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions for section 54 (c) of the Act and in connection with such notice of withdrawal of election submits the following information:

     Name:             First Colonial Ventures, Ltd.

     Address of principal business office: 6033 West Century Blvd., Suite 280
                                                Los Angeles, CA  90045

     Telephone Number: (310) 642-0200

     Filed Number under the Securities Exchange Act of 1934:     BDC 814-178

     The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its voting securities. The shareholders' meeting was held June 28, 1999. the number of hares voting in favor of the change was 8,999,997, with no votes in opposition. The company will now be involved in the communications industry.

                                    SIGNATURE


Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Los Angeles and the State of California on the 1st day of July, 1999.

                                     First Colonial Ventures, Ltd.

                                     By:/s/ Murray W. Goldenberg
                                        ------------------------
                                           Murray W. Goldenberg



Attest:/s/ Leslie I. Handler
       ---------------------
          Leslie I. Handler, Corporate Secretary